



02007265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
Expires: October 31, 2001	
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SEC FILE NUMBER
8- 49000

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Park Avenue, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **(212) 389-1516**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co.. LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

JANET C. ELLIOTT
Notary Public, State Of New York
No.01EL6066310
Qualified In New York County
Commission Expires November 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
143
WASH., D.C.

Consolidated Statement of Financial Condition

Greenhill & Co., LLC

December 31, 2001
with Report of Independent Auditors

Greenhill & Co., LLC

Consolidated Statement of Financial Condition

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
Greenhill & Co., LLC

We have audited the accompanying consolidated statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Greenhill & Co., LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2002

Greenhill & Co., LLC

Consolidated Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$ 39,885,010
Accounts receivable	29,952,845
Deferred taxes	4,009,233
Other current assets	1,527,064
	75,374,152
Property and equipment (net of accumulated depreciation and amortization of $15,110,552)	13,252,834
Investment in affiliates	868,301
Due from affiliates	768,567
Other assets	63,171
Total Assets	$ 90,327,025

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 572,912
Accrued expenses	36,799,643
Taxes payable	857,112
Total Liabilities	38,229,667
Members' capital	52,097,358
Total Liabilities and Members' Capital	$ 90,327,025

See accompanying notes to consolidated statement of financial condition.

Greenhill & Co., LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2001

Note 1 - Organization

Greenhill & Co., LLC ("G&Co") and together with its subsidiaries (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Members of the Company are not personally liable for any indebtedness, liability or obligation of the Company. The Company is engaged in the investment banking business providing financial advisory services to corporations, institutions, individuals and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions.

G&Co's wholly owned subsidiary, Greenhill & Co. Europe Limited ("GCE"), formerly Greenhill & Co. International Limited, is an authorized ISD Category D Corporate Finance Advisory Firm regulated by the Financial Services Authority ("FSA"). GCE is engaged in similar investment banking activities to those in the United States.

On October 8, 2001, Greenhill & Co Europe LLP, an affiliate of GCE, was formed for the purpose of engaging in the investment advising business of GCE. Effective December 28, 2001, Greenhill & Co. Europe LLP changed its name to Greenhill & Co. International LLP ("GCI LLP").

Greenhill & Co. GmbH ("GmbH"), a wholly-owned subsidiary of GCE, operates in Germany and provides corporate finance advisory services to both G&Co and GCE.

A wholly-owned subsidiary of G&Co, Greenhill Fund Management Co., LLC ("GFM"), provides managerial and administrative services to the Greenhill Capital Partners Private Equity Funds ("GCP"). GCP is an affiliate of G&Co and operates to achieve superior medium to long-term capital growth principally through a diversified portfolio of private equity and equity related investments which have business activities located in North America and Western Europe.

Note 2 - Summary of Significant Accounting Policies

Consolidation

The consolidated statement of financial condition of the Company includes the accounts of G&Co, GCI LLP, Greenhill Aviation Co., LLC ("GAC"), GFM and GmbH after elimination of all significant intercompany accounts and transactions.

Members' Capital

The Amended and Restated Operating Agreement dated as of January 1, 1999 as amended January 1, 2001 (the "Agreement"), among other matters, specifies the manner of allocation of operating profit and loss (as defined) as well as providing for distributions to the Members.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the accelerated method over the life of the assets, which range from three to seven years. Amortization of leasehold improvements is computed by the straight-line method over the term of the lease.

Foreign Currency Translation

Foreign currency assets and liabilities have been translated at rates of exchange prevailing at the respective year-end.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents on deposit with various financial institutions to limit the amount of credit exposure to any one financial institution or lender. At December 31, 2001, the fair values of the Company's financial instruments were not materially different from their book values.

Note 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

Note 3 - Investment in Affiliates

G&Co is a member in a real estate investment management company, Barrow Street Capital, LLC ("BSC"). BSC was formed to act as the managing member in various real estate ventures. G&Co has a 50% interest in BSC. G&Co does not have control of BSC and accordingly accounts for the investment under the equity method. At December 31, 2001, the investment in BSC had a carrying value of $83,403.

Effective December 28, 2001, GCE became a member in GCI LLP and made a capital contribution of $727,300. GCE's equity interest in its affiliate is less than 50%.

At December 31, 2001, G&Co's investment in GCP had a carrying value of $57,598, which represents less than 5% equity interest.

Note 4 - Property and Equipment

Property and equipment consist of the following:

Aircraft	$ 15,924,525
Equipment	3,458,960
Furniture	2,139,181
Leasehold improvements	6,794,038
Artwork	46,682
	28,363,386
Less accumulated depreciation and amortization	15,110,552
	$ 13,252,834

Note 5 - Income Taxes

G&Co is not subject to domestic federal and state income taxes, but is subject to domestic local unincorporated business tax. Domestic federal and state income taxes payable by the Members, based on their respective share of the Company's consolidated net income, have not been reflected in the accompanying consolidated statement of financial condition.

Note 6 – Accrued Expenses

Included in accrued expenses as of December 31, 2001 is approximately $32.9 million of accrued compensation.

Note 7 - Retirement Plan

G&Co sponsors a defined contribution plan in accordance with Internal Revenue Service Code Section 401(k) (the "401(k) plan") covering all eligible employees of the Company. Employees must be 21 years old and have completed one month of service to be eligible to participate. Participants may contribute up to 15% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee. In addition, the 401(k) plan provides for the Company to make discretionary contributions subject to statutory limitations.

For the year ended December 31, 2001, the Company accrued approximately $39,200 for matching contributions and $210,000 for discretionary contributions to the 401(k) plans. The assets of the 401(k) plan are invested in various equity securities, U.S. government securities and money market funds.

Note 8 - Related Party Transactions

At December 31, 2001, the Company had $437,186 in accrued rent and leasehold build-out cost receivables for office space sublet to BSC. In addition, the Company had a receivable of $325,721 due from GCP relating to expense reimbursements, both of which are included in due from affiliates on the consolidated statement of financial condition.

Note 9 - Commitments

The Company has entered into certain leases for office space under non-cancelable operating lease agreements that expire on August 31, 2009, June 30, 2010, December 25, 2012, and March 24, 2013. The Company has also entered into various operating leases, which are used to obtain office equipment.

As of December 31, 2001, the approximate aggregate minimum future rental payments required were as follows:

2002	$ 3,290,000
2003	3,175,000
2004	3,046,000
2005	3,071,000
2006	3,038,000
2007 and thereafter	11,804,000
Total	$ 27,424,000

The Company has two unsecured Letters of Credit issued by a diversified U.S. financial institution in the amounts of $1,944,740 and $290,000. At December 31, 2001, there were no outstanding borrowings under the Letters of Credit.

Note 10 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At December 31, 2001, G&Co's net capital was $18,349,168, which exceeded its requirement by $17,438,777. G&Co's net capital ratio was 0.74 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

Greenhill & Co., LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2001

Note 11 - Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	GCI LLP	GAC	GFM	GmbH	Total
Total Assets	$ 27,876,796	$ 2,596,024	$ 676,995	$ 1,547,044	$ 32,696,859
Members' Capital	$ 3,492,579	$ 2,581,985	$ 676,995	$ 849,157	$ 7,600,716

The accounts of these subsidiaries are not included as capital in the computation of Greenhill & Co., LLC's net capital as permitted by Rule 15c3-1.

Note 12-Subsequent Event

On January 2, 2002, GCI LLP was approved as an authorized ISD Category D Corporate Finance Advising Firm regulated by the FSA. Upon approval by the FSA, the asset and liabilities of GCE were contributed to GCI LLP.